UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

04634X202

(CUSIP Number)

Astra Space, Inc.

1900 Skyhawk Street

Alameda, CA 94501

(866) 278-7217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Adam London
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04634X202	Page 3 of 5 Pages

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the previously filed statement on Schedule 13D filed by Adam London with the Securities and Exchange Commission (the “Commission”) on July 12, 2021 (as amended and supplemented to date, the “Schedule 13D”), relating to Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. (the “Issuer”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 2. Identity and Background

The information in Item 2(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) The present principal occupation of the Reporting Person is Director and Chief Technology Officer of Parent.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Notes Upsize

The principal amount of the Convertible Notes owned by the Reporting Person increased from $1.15 million to $1.21 million by virtue of a $60,000 purchase of notes by the Reporting Person on June 28, 2024.

Subsequent Equity Commitment

On July 17, 2024, the Reporting Person entered into an equity commitment letter in substantially the form of the Equity Commitment Letters pursuant to which the Reporting Person agreed to provide equity financing to Parent in the amount of $815,513.50. Such amount is additional to the equity commitment made by the Reporting Person in their original Equity Commitment Letter, which remained in full force and effect.

Merger Closing

On July 18, 2024, pursuant to the 2024 Merger Agreement, 2024 Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company and as a wholly owned subsidiary of Parent. Upon completion of the Merger, all the outstanding shares of Common Stock (other than Rollover Shares) were automatically canceled and converted into and shall thereafter represent the right to receive the 2024 Merger Consideration. All of the Rollover Shares, including the Rollover Shares held by the Reporting Person and the Selected Investors, were converted into shares of Parent Series A Preferred Stock. In addition, all Convertible Notes were converted into shares of Parent Series A Preferred Stock and the Warrants were exchanged for warrants to purchase shares of Parent Series A Preferred Stock. As a result, the Reporting Person no longer beneficially owns any shares of Class A Common Stock or shares of Class B Common Stock.

The shares of Class A Common Stock were suspended from trading on the Nasdaq Capital Market (“Nasdaq”) effective as of the opening of trading on July 28, 2024. Nasdaq has filed with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all Class A Common Stock from Nasdaq and deregistration of such Class A Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, Class A Common Stock will no longer be listed on Nasdaq.

This description of the consummation of the transactions contemplated by the 2024 Merger Agreement is qualified in its entirety by reference to the full text of the 2024 Merger Agreement, a copy of which was filed as Exhibit 99.9 to Amendment No. 6 to the Schedule 13D filed by the Reporting Person on March 11, 2024 and is incorporated by reference into this Item 4. A copy of the joint press release (“Press Release”) issued by the Issuer and Parent on July 18, 2024 announcing the closing of the 2024 Merger is filed as Exhibit 99.16 to this Amendment, and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

The information in Item 5(a), (b), (c) and (e) of the Schedule 13D is hereby amended and restated to read as follows:

(a) The aggregate number and percentage of the Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

CUSIP No. 04634X202	Page 4 of 5 Pages

In connection with the merger closing described above in Item 4, to the extent the Reporting Person, together with the Selected Investors, comprised a group within the meaning of Section 13(d)(3) of the Act, any such group has dissolved.

(b) The person named in response to Item 5(a) above has sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Class A Common Stock as set forth in Item 5(a).

(c) Described above under Item 4 of this Amendment and incorporated herein by reference.

Additionally, on May 16, 2024, the Reporting Person sold 780 shares of Class A Common Stock to cover tax withholding obligations in connection with the vesting and settlement of restricted stock units at prices ranging from $0.61 to $0.6101 per share. The sales were to satisfy tax withholding obligations to be funded by a “sell to cover” transaction and do not represent discretionary transactions by the Reporting Person.

Except as described above and in Item 4 of this Amendment, the Reporting Person has not effected any transactions in Class A Common Stock in the past 60 days.

(e) July 18, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment under the header “Merger Closing.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Description

99.16	Press Release, dated July 18, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed on July 18, 2024).

CUSIP No. 04634X202	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2024

/s/ Adam London
Name:	Adam London